Exhibit A


                            CERTIFICATE OF AMENDMENT

                                     TO THE

                  SECOND RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                              TELEPAD CORPORATION.

            TELEPAD CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, (the "Corporation")

            DOES HEREBY CERTIFY:

            FIRST: That the Second Restated Certificate of Incorporation of the Corporation was filed in the office of the Secretary of State of the State of Delaware on August 19, 1992 (the "Certificate of Incorporation").

            SECOND: That at a meeting of the Board of Directors of the Corporation a resolution was duly adopted setting forth a proposed amendment of the Certificate of Incorporation, as amended, of the Corporation and declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

                        RESOLVED,  that the  Corporation  amend Article FIFTH of
            its Certificate of Incorporation in order to effect a reverse stock split of its shares on a 1 for 10 ratio (the "Reverse Split") by changing Article FIFTH thereof so that as amended, said Article shall be and read as follows:

                        "FIFTH:  STOCK. The aggregate number of shares which the
            Corporation shall have the authority to issue is 100,000,000 shares, divided into three classes: (i) 5,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), (ii) 593,063 shares of Class B Common Stock, $.01 par value per share (the "Class B Common Stock"), and (iii) 94,406,937 shares of Class A Common Stock, $.01 par value per share (the "Class A Common Stock") (the Class A Common Stock and Class B Common Stock, collectively, the "Common Stock").

                        Upon the filing of this amendment with the office of the
            Secretary of State of the State of Delaware (the "Effective Date"), each ten (10) shares of Class A Common Stock, which are the only voting securities of



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            the  Corporation  issued  and  outstanding,  then  issued  shall  be automatically reclassified into one (1) share of Class A Common Stock of the Corporation. In lieu of any fractional share to which the holder would otherwise be entitled, the Corporation shall pay cash in an amount equal to such fraction multiplied by the closing price of the Corporation's Common Stock on the Nasdaq SmallCap Market on the day prior to the Effective Date, adjusted for the Reverse Split, which is equal to 10 times the prereverse split closing price."

            THIRD: That thereafter, pursuant to the Corporation's Bylaws and pursuant to resolution of its Board of Directors, the Annual Meeting of the Stockholders of the Corporation (the "Annual Meeting") scheduled for May 4, 1998, was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which Annual Meeting the holders of stock representing a majority of the votes entitled to be cast with respect thereto voted in favor of the aforesaid amendment.

            FOURTH: That the aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

            IN WITNESS WHEREOF, said TELEPAD CORPORATION has caused this Certificate of Amendment to be signed by Ronald C. Oklewicz, its President, and Robert D. Russell, its Secretary, this ____ day of May, 1998.


                                                       TELEPAD CORPORATION


                                                       By: _____________________
                                                           Ronald C. Oklewicz
                                                           President



Attest:  __________________________
         Robert D. Russell
         Secretary

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